                                   Filed by Advanced Technology Industries, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                           Subject Company: Advanced Technology Industries, Inc.
                                                   Commission File No. 000-23761


The following is a press release disseminated by Advanced Technology Industries,
                             Inc. on July 11, 2003:

For Immediate Release:

                 ADVANCED TECHNOLOGY INDUSTRIES, INC. ANNOUNCES
                  THE EXECUTION OF AN ASSET PURCHASE AGREEMENT
                           WITH ALFA-PRO PRODUCTS GMBH

         July 11, 2003 Berlin, Germany - Advanced Technology Industries, Inc. (OTCBB: AVDI) ("ATI") announced today that it had entered into a Purchase Agreement with Alfa-Pro Products GmbH, a German corporation, ("Alfa-Pro"). Under the terms of the Agreement, ATI will purchase all of the intellectual property rights of Alfa-Pro in consideration for cash in an amount not to exceed $90,000 and the issuance of unregistered shares of ATI common stock. Such number of issued shares will represent less than 10% of the outstanding shares of ATI common stock following the consummation of the previously announced transaction with LTDnetwork, Inc. ("LTDN") pursuant to which LTDN will become a wholly owned subsidiary of ATI and the LTDN stockholders will own at least 58% of the outstanding shares of common stock of ATI following such transaction. . In addition, ATI has agreed to pay off certain debts of affiliates and related parties of Alfa-Pro. Alfa-Pro is a research and development company based in Passau Germany that has worldwide intellectual property rights to over 40 consumer products that it has developed.

         The Alfa-Pro asset purchase is scheduled to close immediately prior to the LTDN transaction. There are several conditions precedent to the closing of the purchase of the Alfa-Pro assets, any of which could fail to occur. There can be no assurance that such asset purchase will be consummated.

         "The acquisition of the Alfa-Pro patents and other intellectual property rights enables ATI to greatly expand its potential product offerings," said Hans-Joachim Skrobanek, President of ATI. "We are already in discussions with several multinational corporations on the potential licensing of Alfa-Pro's inventions. While the transaction with LTDN will provide for more adequate capitalization, substantial debt reduction and new management of ATI, the Alfa-Pro acquisition will provide ATI with a vast array of intellectual property rights that will power the future revenues of ATI."

         "We are very pleased with ATI's agreement to acquire the assets of Alfa-Pro, and along with ATI, LTDN looks forward to the successful commercialization of a range of consumer products developed by Alfa-Pro," commented Allan Klepfisz, President and Chief Executive Officer of LTDN. "This acquisition is another fundamental step in ATI's plan of focusing its resources on its most promising investments. In our view, Alfa-Pro possesses a substantial number of world class patents. "

About Advanced Technology Industries, Inc.
------------------------------------------

Advanced Technology Industries, Inc. is a technology company devoted to technology identification and acquisition, as well as research and development leading to commercialization of innovative products, including proprietary technologies. ATI's has offices in Berlin and Passau, Germany and Russia.

About LTDnetwork Inc.
---------------------
LTDnetwork operates over 350 specialty e-commerce sites and has developed a range of cutting-edge proprietary software products that is designed to facilitate and enhance the purchasing experience of both its own customers and those of leading Internet companies that will utilize the products under joint venture or licensing arrangements. LTDnetwork has offices in San Francisco, California and Melbourne, Australia.

Additional Information And Where To Find it:

ATI intends to file with the Securities and Exchange Commission ("SEC") a registration statement that will include a proxy statement/prospectus of ATI, and other relevant documents in connection with the proposed transaction with LTDN. Investors and security holders of ATI and LTDN are advised to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about ATI, LTDN and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by ATI with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by ATI with the SEC, may also be obtained from ATI.

The above news release contains forward-looking statements. These statements are based on assumptions that the management of Advanced Technology Industries, Inc. believe are reasonable based on currently available information, and include statements regarding the intent, belief or current expectations of Advanced Technology Industries, Inc. and its management. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and are subject to a wide range of business risks, external factors and uncertainties. Actual results may differ materially from those indicated by such forward-looking statements. Advanced Technology Industries, Inc. assumes no obligation to update the information contained in this press release, whether as a result of new information, future events or otherwise.

Corporate Contact:
Advanced Technology Industries, Inc.
Hans-Joachim Skrobanek
Taubenstrasse 20
10117 Berlin, Germany
Telephone + 49.30.201.7780
Telecopy  + 49.30.207.7899
Email hjskrobanek@advancedtechnologyind.com

LTDnetwork Inc.
Allan M. Klepfisz
855 Folsom Street #919
San Francisco, CA  94107
Telephone + 415.341.8964
Telecopy + 415.341.8965
Email amk@ltdnetwork.com